

Mail Stop 4631

April 13, 2010

Jianhua Sun
Chief Financial Officer
Eastern Environment Solutions, Corp.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

> **Re:** **Eastern Environment Solutions, Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 0-31193**

Dear Mr. Sun:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Liquidity and Capital Resources, page 16

1. We note your responses to prior comments 1 and 5. Please confirm to us and clarify in future filings if, in addition to HMUAB's acknowledgement of past due amounts and their intention to pay these amounts during 2010, you expect them to pay current amounts in accordance with the terms stated in the Franchise Contract. In addition, please revise future filings to disclose the payment

schedule that HMUAB provided and, to the extent applicable, address any deviations from that payment schedule based on your actual subsequent cash receipts.

Financial Statements and Supplemental Data, page 19
Note 2. Summary of Significant Accounting Policies, page 27
Advance to Suppliers, page 28

2.   Based on your prior response letters to us it is not clear why you have disclosed that cash flows related to advances to suppliers for property, plant or equipment or for other productive assets are classified under operating activities. Please confirm, and clarify in future filings, that such cash flows will be classified under investing activities when paid and will be disclosed as a non-cash investing activity when transferred to property and equipment. Also, we note disclosure on page 17 that these advances relate to Phases I and II. Based on your disclosed completion date of Phase I, please explain this disclosure supplementally and in future filings.

Revenue Recognition, page 28

3.   We note your response to prior comment 2 however it remains unclear to us how you have determined that the BOT agreement does not convey to HMUAB a right to use property, plant or equipment and therefore should not be accounted for as a lease. Although, you correctly identify the three conditions set forth in paragraph 12 of EITF 01-8 (as codified) that indicate the right to control the use of property, plant or equipment has been conveyed your conclusions regarding each condition do not appear to be consistent with the terms of the Franchise Contract.
  - In regard to the first condition, you state that based on the agreement Yifeng has control over the management of the landfill, however, Item 11(A)1(1) of the Franchise Contract specifies that HMUAB shall "be responsible for the supervision in the course of normal construction" and Item 11(B)1(1) of the Franchise Contract specifies that HMUAB shall "be responsible for supervision and management in the course of operational management".
  - In regard to the second condition, you state that based on the agreement Yifeng has the right to control access to the landfill and the agreement does not grant HMUAB any benefit in the use or output of the property, however, based on the Franchise Contract and your disclosures, it appears that HMUAB is the sole beneficiary of the landfill project.
  - In regard to the third condition, you state that the agreement provides for a fixed price per ton of waste disposal, however, since the Franchise Contract requires a minimum usage fee equal to 67% of the stated capacity, it appears that the price being paid is not contractually fixed per unit of output and it also appears that it is remote that one or more parties

other than HMUAB will take more than a minor amount of the utility that will be generated by the property.

Please advise or provide us your analysis of how to account for the BOT agreement as a capital lease.

4.   We note the disclosure on page 3 of your right to seek price adjustments based on documented expenses. We also note price adjustment provisions in the Franchise Contract under Item 10C and Item 11(B)2(7). Please provide us, and disclose in future filings, a comprehensive explanation of how cost variances are or will be resolved and what, if any, receipts and/or payments have been made to-date.

Note 3. Property and Equipment, Net, page 33

5.   We note the additional disclosures you have provided regarding the landfill and construction in progress. Based on your disclosures, it is not clear to us why such a small percentage of your total estimated costs are currently being amortized as landfill costs or why your amortization method is not capacity driven. In this regard, it is not clear to us how the estimated costs of $9.2 million to complete Phases II and II, which will provide added underground capacity of 1.67 million tons, relate to the costs incurred of $2.1 million to complete Phase I, which provided 1.6 million tons of underground capacity. It is also not clear to us what phases the costs included in advances to suppliers and construction in progress relate to. Please provide us a comprehensive explanation of these costs and of your accounting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant